Filed by Strive, Inc.

(Commission File No.: 001-41612)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Semler Scientific, Inc.

(Commission File No.: 001-36305)

The following is a transcript of an appearance by Matthew Cole, Chief Executive Officer of Strive, Inc. (“Strive”), Pierre Rochard, Board Member of Strive and Jeff Walton, Chief Risk Officer of Strive on an episode of The Bitcoin for Corporations Show, posted on X.com on September 24, 2025.  A link to the episode is here: https://x.com/BitcoinForCorps/status/1971005524129800245

The Semler Acquisition Strive'... BFC Ep. 15 - Bitcoin Magazine

Thu, Sep 25, 2025 9:27AM • 1:07:06

SUMMARY KEYWORDS

Bitcoin Treasury, Strive acquisition, reverse merger, Bitcoin per share, credit metrics, perpetual preferred equity, medical device business, institutional capital, Bitcoin risk, SEC timelines, convertible bond, digital gold rush, investor relations, Bitcoin Magazine, Bitcoin for corporations.

SPEAKERS

Matt Cole, Pierre Rochard, Jeff Walton, Speaker 1

Matt Cole  00:00

Strive just completed its reverse merger into asset entities to become public last Monday, and then one week later, we're announcing another acquisition. At this point, we believe that that is the fastest acquisition for a newly published company in public markets history in the United States, the biggest winners in this space today, during this digital gold rush era, are going to be the ones that can acquire a war chest of Bitcoin in an accretive manner. The fastest, and I believe, is the people that try to maximize every dollar from a dilution perspective at the maximal level, will go so slow that they're going to be the losers, because speed in a gold rush is extremely important, and I think we've shown how we can operate at the high speed level through this.

Pierre Rochard  00:55

Welcome to the Bitcoin for corporations Show. I'm your host, Pierre Rochard, today, we're joined by Matt Cole and Jeff Walton from Strive. And I should also add that I myself an independent director on Strive’s board of directors, so just to make sure that folks understand my perspective here. But of course, we have Spencer Nichols from Bitcoin for Corporations as our producer, he'll keep me honest in this conversation, and hopefully our audience will learn from this conversation. So thanks gentlemen for joining us today.

Matt Cole  01:31

Pierre, Spencer, thanks for having us. Sign of times.

Pierre Rochard  01:34

So yesterday, it was announced that there was an M&A transaction between Semler Scientific and Strive, which Strive itself recently closed a reverse merger with asset entities, so its sticker symbol continues to be ASST to this day, Semler SMLR. So this transaction? Well, first, I have a question, which is that we've seen it reported as an acquisition. We've seen it reported as a merger, kind of, what are the nuances there, in terms of what we should call it? And we can start from there.

Matt Cole  02:18

Yeah. So it's an it's an all stock transaction where Strive is the acquirer of Semler but we are merging entities together, right? And so this kind of gets into the nuances of the merger is an acquisition. Technically, it's an acquisition, but I think the synergies and the team dynamics and why both sides can do more together than either could do on their own is important, and that flows through in several different dimensions. One of them just is obvious, is that if the transaction closes, we're going to keep Semler’s current chair, Eric Semler, on the board of Strive. And this, you know, there's so many different angles to go, but just on, on that real quick. You know, Semler was the second US publicly traded company to adopt the Bitcoin standard after strategy. And that is really important, because it shows the innovation and the ability to take a contrarian position at Semler and that ability to take a contrarian position, to have conviction to move fast, is also how this acquisition merger came together, extremely quickly, because both sides, as we started negotiating, realized the synergies of the combined transaction, and so we moved that at light speed space. And I think it's worth highlighting on the Strive side. It you know, Bitcoin is like dog years versus regular markets. Strive just completed its reverse merger into Asset Entities to become public last Monday, and so we're and then one week later, we're announcing another acquisition, and I think at this point we believe that that is the fastest acquisition for a newly public company in public markets history in the United States. And so we're telling people to fact check us on that, because I would love to not have to say we believe, I think it's, as far as I can tell, it's a fact. But if it's not just like, you know, someone show us. So we can, we can figure out what the truth is there. But you know, both sides did not sleep the entire weekend, and we also talked about on the Hurdle Rate yesterday, how this came about. It started at the Unconference from Ed Juliene and Tim Kotzman. Last week, and you know, just it shows, which I think is something that's true in this space, is that, yes, every every Bitcoin Treasury company is competing for Bitcoin, but there's a lot of actual friendships, and we actually want all sides to win. And in this transaction, we strongly believe it's in the best interest of both shareholders. And we'll get into that on the medical device business, which we have, you know, an expanded vision on, but ultimately intend to monetize in in some way, because we don't think it meets the Bitcoin hurdle rate, but I do think there's significant value that Strive can uniquely unlock there and then on the on the Bitcoin holding side, there is a game of getting to scale to actually access institutional capital markets in major ways. And I'll just give you one true statement that's already publicly known. But just to highlight this Capital Group is obviously one of the largest buyers of Bitcoin, and Mark Casey has publicly stated, obviously, his extreme bullish view of Bitcoin Treasury companies and his mandate and how he is a is a player and Capital Groups a player across both the equitable Bitcoin equity side and also the debt or preferred equity side. But you have to be to a certain market cap in the five or $6 billion range before their company's mandate, or Mark Casey's portfolio's mandate, can even buy this. And so you can see how, as you elevate yourself to the next level, it locks larger and larger pools of capital that even Strive you know, we are not at that scale yet. We did announce ambitions this year to launch a perpetual preferred equity instrument, pre the Semler news, because we were at that scale where we believed that we could get that done, but we were not at the scale where we could unlock the largest pools at capital. And I think this moves us and elevates us into that level substantially faster. And importantly for Strive, it was accretive in Bitcoin per share terms. So it's accretive in Bitcoin per share terms. It's accretive when you get into the math of credit, which Jeff can get into. And it just is a massive limit for both sides.

Pierre Rochard  06:51

Yeah. So I think it's worth mentioning that Eric Semler was on a past podcast of Bitcoin for Corporations, so I would encourage our audience to go listen to that, Matt, you were on a past episode as well that we recorded at the Bitcoin Conference. And I want to pick up on your comment that this was really, you know, from meeting people in person at a conference in New York City last week, the importance of actually meeting people in person, whether it's with Bitcoin or Bitcoin Treasury companies. I think that that's something that gets underrated because people just interact online, but it's very different. You know, when you interact in person and see that there's there's real people behind the screen names, so kudos to Ed and Tim for organizing that conference, and there's going to be another one next year. So I'd encourage our audience, if they want to network and also learn a lot, because there was really a wide range of views presented at that conference that were really interesting. Part of the announcement too, was that, with regards to the proceeds from the PIPE that were deployed into Bitcoin, and I think that that is also really important and material to the company, and explaining what the company's strategy is and has been over since the close of the reverse merger. You want to speak to that deployment.

Matt Cole  08:25

Maybe I'll do just a brief high-level thought, and then kick it over to you, Jeff, if you have any additional thoughts. But the part of the whole strategy when and this kind of fell through and, you know, and developed as our initial, you know, call it Avengers board and executive team got together was the framework for thinking about buying Bitcoin. And you know, how do you deploy the proceeds over what timeframe and and you'll see from Strive, I mean, I get called Mr. Zoom out, a lot of developing a framework and then work, and then really believing that framework to make decisions that drive long run shareholder value. And so the framework on the Bitcoin buys is that our belief is that Bitcoin is going to go up at the 30% CAGR for the next five to 10 years. And so you could even take the view this, this would not change, even if your view was 20% okay, but, but our view is 30 plus. But let's say this for discounting purposes, for to be conservative, 20% plus, you can, once you have known proceeds coming in, so we had these PIPE proceeds that we knew were coming in, you can borrow at 10% and so if, and so, if your long term framework is bitcoin is going to go up 30% and you can, in the short run, just borrow with money you know is Coming in, you can deploy faster in a way that we're never going to take a short term view on Bitcoin. That's not what we're in the game. Of the game is we're going to make good decisions that, on average, will play out over the long run. And so with that view of financing costs 10% Bitcoin average return 30% you want to in a way that does not move the markets, because that's just cost you eat. Deploy the Bitcoin as fast as possible. And so when we knew that money was coming in, we're looking at deploying it as fast as possible, without a view on short term markets, making decisions that we think are positive EV or expected value over the long run. And so that's what we did. And then when it comes to disclosing that to the markets, the reality is that when you just flip public there is a lot going on, and obviously part of that a lot going on quickly became this acquisition of Semler Scientific and so you enter into constraints on what you can talk about. And this kind of gets into even just one more thing I'll mention, is that, you know, I think for us, I would rather us be able to operate without constraints, which will mean you're not going to see like a weekly public report card of what we got going, done, doing, because whenever there's something interesting, we'll never be able to talk about it. And so it it actually ends up being more constraining than just saying we're going to be open about our thought process, about our frameworks, how we think about the world, and in a way that is, you know, breaks norms publicly, but also not do something that actually could end up constraining and harming long run shareholder value by promising something that that we won't be able to deliver on, which you know, in this instance, you know would be would have been the case with the acquisition.

Pierre Rochard  11:23

Yeah, I think that the public investors in Bitcoin Treasury companies, in some sense, they're spoiled by the level of transparency, which is one required by the SEC and two. I think also that they do have that hurdle rate of Bitcoin, right? So they can walk away and just go buy bitcoin if they feel like they're not getting the correct amount of transparency. But then the flip side from the company side is that there are regulations about how much can be disclosed at what time, in what way, and that we have to be very careful on both sides. But compared to other industries, I think that Bitcoin treasuries just have more transparency than any other industry I've ever seen. So the the what? What caught the headlines, I think, on on this transaction announcement yesterday was the 210% premium number, and that, if you kind of benchmark that against healthcare acquisitions, it looks like a very large premium kind of what is the thought process and the framework for making the decision of buying Bitcoin on the spot market versus entering into M&A transactions like this one and a premium like this.

Matt Cole  12:50

Yeah. So for the framework is it comes down to how we even set up the incentives of the team to drive long run shareholder value. And so this is really important. And so the the on the short term basis, to call it a one year metric, the team is looking to increase the Bitcoin per share. So looking to do acretive things that could be preferred potential preferred equity. It could be issuances of of, you know, equity through, you know, the ATM, depending on markets. It could be acquisitions. And even though there was a 210% premium on Semler’s Fiat stock price, this was extremely accretive in Bitcoin per share terms for Strive, and I think on the long run basis, massively accretive for both sides. And because of the things that we briefly touched on, and we'll get in more on, you know, the medical device side as well later, I'm sure, but, but that was, you know, a first principle framework is for us is, is this as the acquirer increasing Bitcoin per share? And it does, and then does it provide other benefits and value that we can unlock in a way that provides value to both sides? Medical Device business is a big one. Unlocking access to institutional capital is another big one. And then really even from a credit perspective, looking at what our credit metrics look like as an issuer, with or without this deal on both sides, and it actually substantially improves the credit profile, the risk profile for us as an issuer of Bitcoin backed yield securities, hopefully in the near future,

Jeff Walton  14:22

Yeah, on the credit front. Just to provide more perspective here, this is one of those scenarios where one plus one equals 2.1 effectively, because you you have a bigger pool of capital that's now protecting two different components of what might be Bitcoin backed credit. So just to put it into perspective, Semler got $100 million convertible bond. The BTC rating for that convertible bond was 5.7 as the combined if throwing the combined entities together, that BTC rating would then go from 5.7 to 12.3 so there would be a 217% increase in the BTC rating on that particular product. And to the extent you know that we issued perpetual preferred equity, let's just say, at a BTC rating of four, you look at interest coverage ratio as a separate entity, as Strive only. If we had a BTC rating of four, the interest coverage ratio based on our collateral would be around eight years. We'd have eight years of coverage based on the amount of collateral we hold and on a combined entity, looking at the cumulative interest across both the convertible bond and perpetual preferred security, the collateral interest coverage ratio would go from eight years to 48 years. So that increases 619% so just shows that, like you're taking these two pools of capital and shoving them together, and it reduces the the risk of the entire combined entity in each individual company. Those credit products that they have are are more risky separate, but when you combine them with a combined pool of capital, it actually reduces the risk for the entire construction of the company.

Matt Cole  15:59

And we're going to build on that, that risk framework more and more. But just to give like, a high level preview of it, what Jeff laid out is looking at the balance sheet and the security so. So what we believe to be true, I know Saylor believes this to be true as well, is that the common equity is designed to, over the long run, behave like amplified Bitcoin, right outperform Bitcoin over the long run. Bitcoin is the hurdle rate for all capital decisions. That's the common equity, and that will be driven by increasing Bitcoin per share over time as the core objective. On the credit side, the yield side, the idea is having Bitcoin backed, securitized credit instruments, right and right now, through the realm of perpetual preferred equity, which I think is the best one that you possibly could do, because you never have to repay the principal. But, but the risk in that, and how you and I think when I say the risk is, I think these things are like, probably going to be perpetually underrated relative to their their safety, if you actually have a constructive view on Bitcoin. But there's two ways to look at this. One is just looking at the Bitcoin stack and what that means with regards to being able to meet your interest obligations. The second is actually building on that what. What does that balance sheet mean? And how do traditional fixed income investors look at risk and and the most common way is to look at an earnings, kind of EBITDA coverage ratio, like with the earnings of the company. How many times can you meet the obligations? And so this is where you got to get into the zoom out mentality. And if you can think through a framework around as an example of 30% CAGR of Bitcoin, which are now GAP earnings, right? So you take your GAP earnings, you take that divided by, you know, the interest liability. How many times can you cover your interest through your earnings? And what you'll see is that these companies and then compare that to the framework of traditional companies and how rating agencies will rate liabilities based on that ability to cover thing and just the earning. So even ignoring the balance sheet side for a second, just the earnings gets you to for Strategy of triple A rated debt, if you're if you're a Bitcoin bull. And for you know someone that goes a notch further in regards to leverage, it's likely still a rated but definitely investment grade. Now my view is not that S&P is going to adopt that  framework in the next year, probably the next decade, but I do think that you'll see innovation in probably new credit ratings agencies in the Bitcoin sphere that can take a model, we'll have our own model, but take a model and lay that out where people can put in their own assumptions and see what the actual risk of these securities are. And if you're willing to underwrite Bitcoin risk, which obviously most people probably listening to this sure Show are willing to underwrite Bitcoin as risk, then you can see how you get a lot of alpha by being being able to that in an income instrument.

Pierre Rochard  19:01

Yeah, so this intelligent leverage, how does that translate into increasing Bitcoin per share for the common stock? And I think that that's top of mind for the common stock shareholders who are trying to think through the advantages of economies of scale, essentially, of being able to access better terms, greater amounts of credit in the markets.

Jeff Walton  19:26

Yeah, I'll take that one. What the unique thing with this intelligent form of leverage, these perpetual preferred securities, is your dividend that you're providing to to the holder of that security is fixed in Fiat terms, so fixed in dollars. And so what this is doing is taking this pure Bitcoin, volatile Bitcoin commodity, and transforming it into something that's a little bit more low volatility and stable. So they're providing this amplified fixed income return, let's just say $10 per share over time into perpetuity. That may reflect a 10. Percent, 10% interest rate in year one. And what the reason this works is because the the excess risk of that instrument, because that instrument is senior in the capital stack, it has first right over, you know, a bankruptcy liquidation, if there's any capital left, so you're reducing the risk of that particular instrument. And so the excess risk and the excess return that that specific preferred equity holder is giving up is going to the common stock shareholder. That's effectively, we view this as a effectively a Bitcoin dividend reinvestment program, the excess Bitcoin that that holder is giving up is going back into the common stock equity. So that's increasing Bitcoin per share again, because these perpetual preferred equities are not they do not have a maturity, so there's not a point in time where it can be called for the initial principle.

Matt Cole  21:00

And as in traditional fixed income markets, that's typically called a carry trade. And carry trades are how the vast majority of alpha in traditional fixed income markets are actually made. It's taking carry trade that you're comfortable in underwriting the risk. And obviously, as a Bitcoin Treasury company, we're looking to underwrite Bitcoin risk, to create amplified Bitcoin exposure for the common equity shareholders and And so growing in size naturally reduces, as you expand access to different pools of capital, the cost of capital, right? So if the you're just going to take the from a modeling perspective, the estimated future return of Bitcoin, you minus the cost. And so lowering the cost by unlocking new pools of capital is massively accretive for both sides. And obviously on the Semler side, you know, like they they, you know, their shareholders did not feel like they were in the place to even issue a perpetual preferred equity instrument they spoke to recently. But when you look at the combined balance sheet, I think it's clear that that we're going to be an institutional player on that front.

Pierre Rochard  22:06

And then what's your framework for how much leverage and how much of perpetual preferreds or converts, you know, managing that liability stack?

Matt Cole  22:18

Yeah, so, so Saylor laid a framework out that I that actually agree with as what I think probably makes sense for the next several years to kind of develop this, and it's related to 30 to 50% leverage in a perpetual preferred equity only model, right? And so that gets into the only is a key word there, right? But once you've unlocked that as your sole source of leverage, and you actually start to underwrite, from a credit perspective, that's sort of the leverage profile. You see a very safe, actually riskiness to this over the period of four to five, four years plus. And then you just have to be able to manage downside risk. And so there's different ways that we're looking to potentially do that. We've laid out the willingness to consider things like tail risk hedging in certain scenarios. But even without that, there's still the balance sheet and the earnings side, which I think makes these on a risk adjusted basis, extremely attractive for people that are willing to underwrite Bitcoiners.

Jeff Walton  23:23

I would just add to that the historical credit model, or the first credit model v1 that Saylor has produced is this BTC rating, which is just a general collateralized coverage. And I think that's incredibly important when you're thinking particularly about instruments that have maturity, like a convertible bond. Now, if you pull the maturity component out of it again, going back to what Matt has said earlier, the only liability that you have is your annual interest payable. So if you think about that, that math, you can take more leverage and effectively have similar credit coverage because of your balance sheet's ability to pay off any future dividend, but also your balance sheets appreciation horizon and your ability to effectively outrun it. And what makes these securities incredibly unique is because they are outperforming traditional fixed income instruments on pretty much every metric you can possibly look at. And when you start to compare these fixed income instruments to everything else in the market, everything else in the market looks incredibly risky. They have, you know, forms of physical risk that that Bitcoin doesn't have. You're taking on different types of risk and liquidity risk, whereas these perpetual preferred securities are incredibly liquid, significantly more liquid than anything else in the market that is currently not being valued appropriately. And I think there's going to be a point in time where the market in as a whole is reevaluating the risk of these physical instruments relative to these digital instruments, particularly the liquidity. And then what is the actual risk and a shifting of framework into a more digital risk landscape.

Pierre Rochard  25:07

Jeff on that, one of the questions that the conference last week centered around these instruments and the rating agencies and kind of what the prospects are for them becoming rated, whether it's at Strategy or other Treasury companies that develop similar products. Do you think it's going to take decades or years or months to get that going?

Jeff Walton  25:33

Yeah, I think it will take a little while. The rating I've worked with the rating agencies a bit in the insurance world. They're a bit different in the banking side of things, but they move incredibly slow. Generally, the people that work at these rating agencies, like, if you work in finance and you you're worth your salt at all, you are not working at a credit rating agency. You are going to run a hedge fund, work at private equity, work in an investment bank, you're doing something else. So, you know, not A, not a knock on the reading the people that work there. But they're, they're not really at the forefront of what's happening in the financial world or the financial industry. So they're, they move a bit slower. They're a bit more risk averse, particularly what's happened in 07/08/09, with the great financial crisis. So it will, it will take time, and it'll take a lot of education explaining this new asset. And it's tough to say I think it will take. I think the the question is, at what point do they get a rating that's actually reflective of the appropriate risk profile? I think they could probably go get them rated today, but they might be junk when, as Matt has alluded to earlier, based on our analysis and our view of Bitcoin and the view of the compound annual growth rate going into the future, we think their their credit ratings are triple A, not just investment grade, triple A. So there's a, there's a huge disconnect, and I think there's a lot of education that needs to happen in between the two. But to the extent that these do get rated, there's a significant amount of more capital that could come in the door and buy these, buy these instruments. Just for some perspective on the insurance industry, the insurance industry cannot buy bitcoin today because you get 0% credit for it on your risk-based capital calculations. So that means you can't leverage against it, but you can get 45% credit for equities. You get about 55% credit for perpetual preferred equity. You get about 65% credit for unrated bonds. And you know it goes, as you get higher rated, you can leverage more against these particular securities. So the mandate of these companies that are allocating capital, there's rules in place such that they can or cannot buy these particular instruments. So to the extent that they're unrated and they get rated, the amount of capital that could come in the door and buy these increases exponentially,

Matt Cole  28:08

Maybe just to build on that a little bit and even tie it back to what you're doing. Pierre, with the Bitcoin bond company, is, I think, where this needs to go is a bitcoiner to create a startup credit rating agency, and that's not to say that that they will replace the S&P or Moody's or Fitch, but the reality is, is that there's money to be made by being the first while the other rating agencies are not doing it and build a framework with innovation that they would never be willing to do, but also to create to create competition, because competition changes markets, and this gets into even Strive before we were Bitcoin Treasury company, just as an asset manager launching ETFs with a an extremely different approach to fiduciary duty, around governance. That created competition that substantially removed the BlackRocks and the State Streets and the Vanguards of the world, because when there's no competition, there's no need for them to innovate. And when there's competition on the the innovator side, you can make money as a startup that's quit growing, and then on the incumbent side, it's going to force them to act faster than they would otherwise, because there's Now another option and and the rational decision for them is that has success is to compete and to provide ratings, and so that's how you can do the thing that we like to say is you can just make things happen. Someone that has that sort of the background that's listening to this could just make that happen. It cannot be Strive. Strive will be an issuer in this space. We're never going to be the rating agency, but we do. We would love for someone to innovate and develop an intelligent framework on how to think about risk from an independent perspective.

Jeff Walton  29:53

I've looked into this a lot. I'm going to tell a quick history story on the insurance rating agencies, because I think it's super applicable if anybody's listening. This, there's, there's three rating agencies in the insurance market, the the main one being AM Best. AM Best has been around for, like, 116 years. They were the first rating agency, and they're the most popular rating agency today. Because they were the first rating agency. They rate about 16,000 insurance companies across the globe, and every single one of those insurance companies pays them anywhere between two anywhere between $5,000 and $250,000 a year for a rating on their effectively credit quality. Just recently, within the last 10/15 years, two other rating agencies popped up that are a little bit more modern in their thinking of collateral and capital, and we've seen a shift in the people that are using AM Best as their sole rating agency, and shifting over to these new rating agencies being Demo Tech and KBRAa because they are more focused on an insurance company's ability to pay the claims into the future, as opposed to some of these new metrics that AM Best came up with, like sustainability, ESG and, you know, diversity that got included into their their rating profile. So significant opportunity in I see Bitcoin Treasury companies very similarly to insurance companies, so that that framework and that model can exist in this industry, and we are so early like this, this is very early days on what these companies can become.

Pierre Rochard  31:30

I would add to that that there's really no better time to launch a new rating agency than today, because ultimately, the gatekeeper for these is the SEC, and the SEC under this new administration is forward thinking. And so I think that for all the entrepreneurs out there, hopefully we planted a seed today. So really, really want to also bring it back to the announcement yesterday to talk through the convertible bond. I know that that's something that were this transaction to complete. Actually, I have a question about that is the timing. I saw people on social media asking about so we had an announcement yesterday. But that doesn't mean that the transaction has finalized, and that it's, it's a, you know, closed book. Could you walk us through kind of the timeline going forward, what people should expect with this combination?

Matt Cole  32:33

Yeah, so maybe even just give an analogy on timeline. So, Strive announced a definitive agreement with Asset Entities in in May, and you saw the timeline to close that transaction. Ours, the new one could be slightly slower, slightly faster. What I will say is that there's certain things that are law, that are SEC timelines. There's certain things that are hard work timelines of just work. And I'm very confident on the work timelines that both sides of this transaction ship, and they ship very quickly, and then the mandatory timelines are what they are. And so it will be, you know, a few months process, and we don't have an official date, and we likely won't, because that date will be most dependent on the SEC, not on on us, but it, but it should be, you know, something in the realm of what people see with other, you know, mergers that that on the company sides, move, Move quickly.

Pierre Rochard  33:38

And then if, if this concludes, then the combined entity would continue to have the convertible debt on the balance sheet and kind of what's the vision for that? Or is it just too early to say?

Matt Cole  33:53

So I can say that that from a credit modeling perspective, both for the convertible note and any perpetual preferred equity that credit improves if this can, if this goes through, and then also as a percentage of the Bitcoin stack, it quickly becomes irrelevant relative to the perpetual preferreds when you start combining companies and look at, you know, other types of financings that Strive has talked about that will also further increase the Bitcoin stack, whether it's a perpetual for equity or whether it's the warrants that we've issued coming in, driving more capital, or any other sort of financing that we bring. But there are ways to get creative and potentially retire convertible notes ahead of time, but we are not in a place at this point in the transaction to talk about that. But, you know, obviously that would be something that we would explore in a major way. But regardless of the success of that, it still makes sense on every different metric you look at.

Pierre Rochard  34:52

And so this combined entity would have 10,900 Bitcoin, uh, given where both players are today. Um. You know, that'll evolve. Obviously, the other part of it is the medical devices business, that was the the operating business, or it continues to be for, for somewhere, kind of, what do you see as the vision for that in the context of of a combined entity?

Matt Cole  35:20

Yeah, I'm really excited to actually go talk about this, because I think it shows part of the synergies of the combined companies, and also a way for us to monetize and create additional Bitcoin accretion for both sides. And so look, I mean, I think the reality is, if you look at Semler today, the market was saying, not only do we take this historically profitable business and the Bitcoin and combine them together, not only we view it as worth less than just the Bitcoin holdings, even that alone is same, and then the operating business that's been historically profitable is worth zero or negative and our view was very different than that. And I think that the reality is, is that there's definitely been some some challenges with that business. But let me tell you the things that are really positive about that business, and how together, we can really unlock, in our view, some decent value here. And so what is the business? It's about preventative health care. What is extremely popular in this in this country, and both something that you know, from the Semler side, more largest shareholder of a side, to people like, you know, one of our board members Avik Roy, that comes from the healthcare space, and then not from an investment perspective, but just from myself on, like a some things I care about, I really care about, preventative health. I think that is a a massive unlock. It's part of the MAHA movement of let's find things that are wrong with people early, versus just wait till something really bad happens, like, in this instance, heart failure. But whether it's cancer, whatever it is, and find it on the front end that that actually improves the lives of people, it also can save in healthcare costs in a major way. And so the previous administration not to get too much into the politics of this, had the opposite views. They didn't want to invest in preventative health care. They wanted to invest in insurance for when things went wrong. And the new administration saying, no, actually, let's flip that and let's focus on the preventative  side. Well, that's a massive business opportunity. And you think about the people in the room here, so obviously you got Semler that's already doing that as their operating business. Our largest shareholder, Vivek, who has been in the medical business, biotech business, for years, and is passionate about this Avik Roy's passionate about it. Our CFO Ben Pham came from Roivant, and before that was in that Citigroup, working on biotech and medical coverage from a from a banking perspective, that we think that that business is gripe for an expanded mandate, a kind of fresh management team around that expanded mandate, around preventative healthcare, and You bring that together with their existing, historically profitable business, and I think those the combination of those things are extremely synergistic and could unlock a lot of value. But we also mentioned explicitly that the plans would be to quickly put that together in a way that is executable from an investment perspective, with that larger mandate, and I love to monetize that, because I do think, from a Fiat perspective, it's an extremely attractive investment opportunity that you can really grow a much larger business around. But our view as a at Strive is Bitcoin is a hurdle rate, right? And so if we can take our combined forces and really kind of get that on a positive trajectory, we can drop it down and accrete value to our shareholders as kind of, like a cherry on top to a deal that's already accretive in Bitcoin terms, and then also obviously, like it's helpful for society, but it's likely to be something that ultimately falls outside of the core business, because ours will be focused on maximally accreting Bitcoin. But I do think a quick, you know, getting that off the ground internally will be, will be helpful to unlock max value.

Pierre Rochard  39:11

Yeah, that makes sense. And then on, on Strive side, the operating business is ETFs and the capital markets activities around that kind of what's your vision for that? I know it's obviously not part of the merger, but it is part of the overall architecture of this Bitcoin company.

Matt Cole  39:33

Yeah. So that business is just under break even. We could make it break profitable tomorrow, if we wanted to by, you know, shutting down a couple funds, stuff like that. But my view on that is that it provides such substantial synergies to the Bitcoin Treasury side of the business that you don't it's not actually worth it from even the Bitcoin as the hurdle rate perspective, to substantially mess around with that. Maybe some. Small things around, around the edges, and I guess, like, what I explicitly mean by that is, is that there, there's reasons why, internally, we've made decisions we have as a Bitcoin Treasury company, whether it was the decision to do a reverse merger instead of a SPAC and how that unlock the shelf that allows us to, you know, put us in this position, which is, I think, even the main reason why Semler wanted to reverse merge into us, this vision around the potential for equity model and our ability to drive it as a newer entrant, but then other things like our differentiator being governance and activism and translating that into revolutionary investor relations on the Strive side. We have a chief compliance officer in house from the asset management business that can also help on on the public company side of the business, and and when you start to see this as synergistic, if you just shut it down and have the pure focus on all those people only Bitcoin treasury, you would say, you know, you would probably actually increase your cost just to run the public company. And so that's where these synergies are really helpful as a business, right? And actually going a little bit in depth. And what those actually mean that a small, lean asset management business, in my view, is probably the best type of business to have synergies with the Bitcoin Treasury company.

Pierre Rochard  41:17

And I think we just saw that with the speed at which this transaction came together, you have to have people with deep expertise in capital markets to be able to confidently go forth and do an M&A transaction like this over the weekend. Spencer, you want to hop in with some thoughts and questions?

Spencer  41:39

Yeah, I guess what comes to mind for me is really the mechanics of how the acquisition of these seminal Semler shares was priced. I know that there was a premium paid above the market price of Semler Scientific stock at the time that this was announced, or rather the intention to acquire it above above that price. So maybe you guys could just explain to our audience a little bit more how and why that was landed upon and the mechanics behind that.

Matt Cole  42:06

Yeah, I think, I think it's really getting yourself out of the Fiat mindset from pricing and into the Bitcoin mindset for pricing, and getting into the incentives of for us, increasing the amount of bitcoin per share and then unlocking the additional value of colleagues trapped assets in the operating business. And so I don't price my my world in Fiat. I price it in Bitcoin and in our in our mandates through the company filter in is on the short term basis, increasing Bitcoin per share for Strive decide does that on the long term basis. When you think about access to larger capital, the potential preferred equity. On the

Semler side, I think you can quickly see how this is the best path to do that in it over the long run, and and then getting to the mandate of, what is our mandate? Well, on the longer term basis, it's most importantly to outperform Bitcoin over the long run, and we believe that you best do that by increasing Bitcoin per share, that's just basic math. Is that over time you're doing making decisions that further Bitcoin per share over and over again, you ultimately outperform Bitcoin, and if you're not doing that, you're ultimately going to underperform Bitcoin, right? And so that's, you know, thinking through it from that lens, how it's extremely accretive to Strive both just on a nominal basis, but then you add in things like cheaper access to capital markets as we grow, and it's extremely accretive. And I think the reality is, is that that the Fiat mind, the Fiat models in the world at large, are broken, and because Fiat is continually being debased, and so it's just not how we look at the world. We look at it in Bitcoin terms, and we ultimately think allows us to both outperform Bitcoin over the long run, but also do extremely well relative to other stocks priced in Fiat over the long run. And this gets into the important is that we do not look at our our stock, on a on a one year metric, like we just don't that's not how we think about the world. It's it's being principled with agency to make good decisions, to drive long run value, this zoom out mentality. And ultimately, we think that people that don't think like that will not drive maximal performance. They'll actually end up underperforming because they're thinking through the world with that, with the wrong framework in mind.

Jeff Walton  44:26

I think, with a Bitcoin per share lens, you can calculate, you could calculate things pretty quick. But the reality was, this is 30 hours, 40 hours, plus of four or five different brains going back and forth, plus so art and science. Right as Matt is outlining, there's a lot of art and explanation around it, but there's also a lot of science that went behind the scenes. I mean, impossible to explain in 10 minutes, five minutes.

Pierre Rochard  45:00

And, you know, I think that one of the conversations at the conference last week was around MNAV and kind of, you know, my question to the panel was about MNAV guidance. And Adrian, who was on the panel, has often talked about kind of a perspective that companies have very limited impact on their own MNAV and that it really should be an input to their decision making, not a targeted output. What's your framework for thinking about MNAV and and communicating about it to with the investing public?

Jeff Walton  45:39

Yeah, I view this landscape a very from from a unique lens. I see MNAV as a little bit market sentiment, a little bit price elasticity of demand. And I like to think about it on the entire market, not necessarily any one of these independent, independent individual equities. And I like to compare some of these multiple like metrics to other equities in the in the universe of equities, looking at what type of multiples are those companies trading at relative to their balance sheet, their cash flows, their risk profile, etc. So I like to compare this, to compare the two in terms of framework and how we think of this. With our incredibly clean balance sheet, we can take a little bit of a unique perspective. It seems like the way the market is responding to these Bitcoin Treasury companies that have debt on their balance sheet, with the equity, they're getting a lot of pressure on their stock. And in my opinion, it seems like it's driving MNAV to one or below one, because there is a risk. Not only you have the Bitcoin risk profile, but you also have the debt risk profile on top of that. So I think the market at large can sit on some of these smaller companies because of that, which is kind of compressing the MNAVs. Now we've seen the opposite for companies like MetaPlanet in Japan, where they didn't have debt on their balance sheet, and they actually sustained really high MNAVs for quite a while, as the market was trying to figure out, like, what, what is this thing? What can it be? And where can it go? How can how big can it be? You know, like it was finding its place within the market. And I think what we're really aiming trend, what we're really aiming to do here in the US market is to be the MetaPlanet of the US, this high growth story with a clean balance sheet and the ability to issue the best type of intelligent leverage as humanly possible in the Bitcoin ecosystem. So to the extent we can think about our MNAV or multiple that gives us additional capital flexibility and optionality into the future. And so having two different markets that you're able to pull capital from, the equity market and the debt market at any given time based on your internal view of cost of capital in each one of these different places, is how we will start to build that framework and think about the future of the of the company.

Pierre Rochard  48:11

Yeah, one of one of the recurring comments on social media about the transaction was basically asking the question of, you can acquire Bitcoin, BTC spot at 1x MNAV, right? But this transaction is acquiring Bitcoin at a greater than 1x m nav, and how to kind of reconcile the opportunity cost there, how do you think through the different tools in the toolbox there.

Matt Cole  48:41

Yes, I think all ultimately, it's about using our balance sheet to maximize Bitcoin per share, and so to the point that the current MNAV is only one input, and how you actually can do that. And so, I mean, on one hand, the market will say, you know, well, you can look at, you know, the price and and, you know, can you just issue infinite shares at a price? And then, on the other hand, they'll say, you use the ATM too much. And I think the reality is, is that we, the biggest winners in this space today, during this digital gold rush era, are going to be the ones that can acquire a war chest of Bitcoin in an accretive manner the fastest. And here you have a 5000 chunk of Bitcoin that can be done in a cashless transaction in an accretive manner. And also add on top of, the cherry on top of unlocking additional value through this historically profitable medical device business with the expanded mandate, and then monetizing that it is a it is a win, win, win, on on every metric. And my belief is the people that try to maximize every dollar at from a dilution perspective, at the maximal level, will go so slow that they're going to be the losers in the space. And they'll quickly be the losers because in a digital gold rush. Era, you want to make good decisions. And I just walked through on every checkbox. This is a good decision and but it's also one of speed. And I think speed in a gold rush is extremely important. And I think we've, you know, shown how we can operate at a high speed level. Through this,

Jeff Walton  50:19

I'd also add this. It's not simple algebra. It's a bit calculus, because there's multiple there's multiple variables moving at the same time. It's not just 1 MNAV variable there. There's a complex analysis behind it.

Pierre Rochard  50:33

Yeah, that makes sense. There's long moving parts to this. Do you think that it's a target rich environment in the sense that there's lots of companies that fit a similar profile as Semler or was this really a unique opportunity, that, while there will be other opportunities, this one was kind of, you know, not repeatable on exactly the same fact pattern.

Matt Cole  51:01

So it's definitely repeatable. But let me walk you through why it's not as easy as you might think. And it comes back to like when and why Strive actually is uniquely knowledgeable in this. So when, when we announced our first reverse merger with asset entities, and I was, you know, on stage at Strategy World, we laid out how M&A accretivef M&A was going to be a core part of our strategy, and part of that conversation that I, that I built on at the Bitcoin conference a few weeks later, was right now. If you look  at the biotech space as an example, there's like 25% of biotech companies trading below net cash. Why aren't all of those dissolving right now, instantly, because it's definitely a creative to do so. And the reason they're not is because of poor incentives for management, where they're actually incentivized to never give up and just bleed to zero to keep their jobs for, you know, the board, to stay on the board. And that's why it's it's so important across every single metric, to make sure that one you have management incentives aligned with driving shareholder value, because if you don't, then you'll just see companies sit below net cash or below net Bitcoin value forever and refuse to give up. You know, I don't think that you should, you know, necessarily give up if it, you know, trades below m nav for a week or something. It's like really looking through your strategic options. But I'll say, if I look across the Bitcoin Treasury landscape right now, during this period of compressed MNAVs below levels that I think are fair, I think that there, if both sides are rational, that there is room for additional M&A activities from a, from the calculus of it, of still opportunities where one plus one could equal three or 2.1 or something like that. But but then it gets into the human dynamics of it, and finding ways to, you know, get people comfortable with what I think could be more win wins. And that's where it becomes very hard. And I don't know how much more consolidation you'll see in the near term. It wouldn't surprise me, but it's going to rely on on, I think people finding those one plus one equal three opportunities.

Jeff Walton  53:01

I wouldn't be surprised if in the future, there's M&A activity between Bitcoin Treasury companies and alternative digital asset Treasury companies with a mandate that they convert their digital assets to Bitcoin for the M&A transaction to go through. So that's something I'm looking forward to on the horizon, and I think there will be a lot of scoop and score opportunities in that space.

Pierre Rochard  53:30

I think you could be right about that. Jeff, so before we sign off, I wanted to give another opportunity to Spencer. If there's anything you feel like we didn't dig into enough?

Spencer  53:42

No, I think we've really covered a wide breadth of basis here. I guess, gentlemen, if there is anything on like the larger macro front, we were speaking with Alexandre Lazait yesterday, and gave him a similar opportunity. But I think right now, the perpetual preferreds are the topic du jour. But curious like, do you think that those will always be the meta for how companies accretively Acquire Bitcoin? Kind of where my mind goes is like for a long time, convertible bonds were the weapon of choice for Saylor, for example, and they move towards these perpetual preferreds like, I guess, as a in the context of this conversation, maybe is there a way in which you could think about acquisitions of firms that would lend themselves more towards issuing these convertible bonds? For example, you look to acquire equity that is highly volatile, that then, you know, increases the value of those convertible bonds to a degree and in a way in which they would perform better than issuing perpetual preferred equity. So a bit of a mouthful there. But I guess, do you guys think that these perpetual preferreds will continue to be the meta, or are there ways in which you could think about, how do you kind of make. Got convertible bonds great again, so to speak.

Jeff Walton  55:02

So one thing that was unique about the convertible bonds is that the market was wide open for business, and there was capital that was willing to deploy immediately. A lot of the market thinks that Strategy, for example, can't deploy additional capital in the convertible bond space. The reality is they can. They've got a significant balance sheet, and the market is open for business, and they could go raise, you know, another 3, $5 billion of capital via convertible bond, probably tomorrow, if they wanted to, but they would prefer not to, and primarily because, if you had the opportunity to borrow without paying the money back, or the opportunity to borrow with paying the money back, which would you take? And I would take the borrow and never pay the money back. And that, I think that is the if that is the maximum efficiency right there is if you have the opportunity to borrow in a weak currency and pay it back in a weak currency, while you buy the strong asset and never have to pay back the maturity. I think that's why the there's been this intense focus on the shift to the perpetual preferred equity. That does that mean that convertible bonds are dead in the future? No, that the market's open, but the behavioral aspect of the people that are buying those instruments is also significantly different than the pref. The people that are buying the pref want it for the income, the people that are buying the convertible bond want it for the volatility arbitrage, and that puts pressure on your stock. So if you're one of these smaller Bitcoin Treasury companies, there's that pressure on your stock from the convertible bond market that may hamstring you for four years. And whereas a larger company may be able to push through it a bit easier, whereas the perpetual preferred equity, there's less hedging opportunities and tomfoolery that may happen on your equity as a result of the purchaser.

Matt Cole  56:55

Maybe just yeah, to even build on that, if I was launching a new Bitcoin Treasury company. I did not have access to perpetual preferreds and I didn't see access to them in the medium term horizon. I would rather have a convertible note than no leverage. And so I don't think that it's not like convertible notes are so bad that they should be avoided at all costs. There's, there's a better way to finance, and that's why Saylor, you know, innovated and moved towards that, because that was not a market that was built out or would even have been willing to underwrite perpetual Bitcoin risk when you started launching the convertible notes, but he innovated and drove the market to that spot. But, but then the flip side of that is that you need to have a certain size and scale and balance sheet to even be able to launch one of those products. And so I think, from like a leverage perspective, what exists today, and I'll hit really quickly on what does not exist today, that I think to be interesting would be the leverage that's available to individuals or to a fund is inferior to both the convertible note and a proposal product, which is why the convertible note era still made sense for a Bitcoin Treasury company, which is what we were talking about, you know, last year, but then it's been innovated further. So that's the best that exists today, and I still think it will be among the best perpetually. I do think that further building out securitized Bitcoin credit with, you know, on for a Bitcoin Treasury company taking exposure at times to the equity piece of a secure of a structured Bitcoin note, could be interesting because the payback is contained to the note itself, not to the overall corporate balance sheet, which is the case in a convertible note. And so I think when that market is built out, those will be interesting instruments to to look at, but it's ultimately going to come down to pricing and cost of capital that that Bitcoin Treasury companies are gonna have to underwrite. Will it be better? Will it be worse? You know, I think one of my favorite mentors always said, there's not a bad a bad bond. It's only about prices. So ultimately, that's a price exercise, but, but you're looking to contain risk and not risk the overall balance sheet and drive accretive Bitcoin yield and from an intelligent leverage. And I think the perpetual preferred equity is something that we feel so strongly with about that we're willing to do perpetually and take that on as you know, a balance sheet liability.

Pierre Rochard  59:22

Um, on pricing triple A corporate bond yield today is at 5.35% the Fed has indicated that they're more in an easing cycle than tightening or going sideways and in Strategey’s preferred. So I think cluster around 10% this is a massive spread between what we describe as AAA, Bitcoin credit and triple A corporate credit. How is this going to resolve? Is it going to resolve through an easing cycle by the Fed, or is it going to take several decades of repricing this risk?

Jeff Walton  1:00:02

There's a 400 basis point risk spread between STRF and what you said, AAA, corporate corporate debt. That's a huge arbitrage opportunity. And I think, I think it'll take a bit of time, like four years, like four plus years, like a cycle, because these instruments are brand new again, thinking about ratings, if they did go get a rating at any point in the future. But what in my mind, thinking of just architecture of markets and how like capital moves, it will take 2, 3, or three years of success from a bond portfolio manager that has adopted these hardcore and the success of that, that asset manager relative to the success of other asset managers, before people start to realize like, Hey, why is that bond asset manager outperforming me by 200 basis points? Like that shouldn't exist. And then capital starts to move to where it's treated best, like that, that bond manager must be doing something. And you think about like, where we are in society. You've got all these baby boomers that are hitting retirement. You got people that want to draw on their investment portfolios. And I think there could be a huge landslide of capital once there's an understanding of the risk profile of these things. But just as like with the birth of Bitcoin, it takes, it takes years for people to understand what these things are. So not only do you have to understand Bitcoin, you got to understand corporate finance, and then you got to understand leverage. Then you got to understand this new, new AI security instrument that was created, and then you've got this trust element. So there's just so many things that people need to learn and understand before there's any sort of comfort in any of these instruments. So I think it'll take a while.

Matt Cole  1:01:48

I agree. And even just looking at investment policy statements from an institutional perspective, from a fund perspective, typically when something doesn't have all that innovation that Jeff just laid out, but it's just new most investment policy statements for most institutional capital require, usually a three year but a three to five year track record before it's even available to purchase. And so that for a lot of institutions is gonna be a gaining mechanism. Or even if they understood it, they're gonna be like, I can't do this until these have been around for three years or five years. And so there is, in my view, likely, a decade plus window at a minimum, where there's going to be a massive carry opportunity to it to get additional yield with, in my view, less risk than traditional markets for people that are willing to underwrite Bitcoin risk. And so I think it's a long term opportunity for yield investors, both from fund for funds and for individuals, to take advantage of the fact that institutions are going to have to move slow. And you can easily point that back to even buying Bitcoin itself, but at least these are traditional securities that can fit at the appropriate time into mandates for institutions.

Spencer 1:03:02

As a final question from my end, Jeff, I want to throw it back over to you I know Strive recently acquired MSTR True North, and something you mentioned in your previous response was this idea of building trust in an investor community and with fund managers and people who understand these instruments. So just kind of want to set you up and ask, you know, how do you think about this kind of new form of investor relations, or just explaining the Bitcoin value prop, and you know, how does that fit into what, what you're doing with Strive and MSTR true north?

Jeff Walton  1:03:37

Yeah, the digital transformation of investor relations. Yeah, they incredibly excited about this, bringing True North under under Strive. I think there's significant opportunity to continue to build this as a education node, thinking about a network of information and education amongst the entire community. And as we've seen in the last year, people have been really hungry for this level of analysis. We're giving people information about corporate finance, like stuff that you would typically learn in an MBA in corporate finance is now being disseminated on a Wednesday night, at midnight Eastern and people are really hungry for that information. So we were at a clear crossroad with True North, in terms of if we were going to take this up a notch, we needed a bit more resource, and it was an incredibly synergistic opportunity here with Strive reverse merging into Asset Entities, is there's additional capacity to be able to take this to the next level and provide educational opportunities to to the masses and and really lift up educators in the space. And one thing that we've seen is just the fact that we were talking about these things and then starting to work in this space. It it lifted us up personally, you know, I was able to leave the reinsurance world now I'm working in Bitcoin. You. And what we want to do is do that and again. Let's do it again. Let's bring more people up so we can have more people working in the in the Bitcoin world, Bitcoin ecosystem, and start continuing to educate the masses. Because it's, this is a really, really, this is the biggest story in all of finance. I'm very certain of it. And there's just opportunity, boundless opportunity for for people everywhere, and we want to lift those people up.

Pierre Rochard  1:05:29

All right. Well, thank you gentlemen for joining us today as we wrap this up. I think that there's a huge amount of information for people to digest after yesterday's announcement. It's really a first and just of such a magnitude for the Bitcoin Treasury industry that it's really going to provide for a lot of education opportunities. So I hope that our audience learned a lot today, and of course, all four of us are on social media, if you want to let folks know where to follow you, Matt and Jeff and Spencer,

Matt Cole  1:06:08

yeah, so on x, at cole macro, C, O, L, E, M, A, C, R, O, and then Strive is at S, T, R, I, V, at Strive,

Jeff Walton  1:06:18

and I am at punter, Jeff on Twitter, x and then at mstr, true north, follow along. We have shows Wednesday night at 10pm Eastern, 7pm Pacific, and we are back on tomorrow, Wednesday for our first show in about a month. So look forward to seeing everybody there.

Matt Cole  1:06:38

And also check out the hurdle rate. Jeff and I every week,

Jeff Walton  1:06:42

order rate every Monday. Yeah, her to rate podcast

Speaker 1  1:06:45

and on my end, give us a follow at Bitcoin for corporations, Bitcoin for corpse on x, as well as Bitcoin magazine and myself at De Spencer underscore on x. But gentlemen, thank you so much for your time. Really appreciate it, and hope to talk to you guys soon. Thanks guys, thanks for

Jeff Walton  1:07:03

having us see it. Appreciate it. Bye.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements herein and the documents incorporated herein by reference may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Rule 175 promulgated thereunder, and Section 21E of the Exchange Act and Rule 3b-6 promulgated thereunder, which statements involve inherent risks and uncertainties. Examples of forward-looking statements include, but are not limited to, statements regarding the outlook and expectations of Strive and Semler Scientific, respectively, with respect to the proposed transaction, the strategic benefits and financial benefits of the proposed transaction, including the expected impact of the proposed transaction on the combined company's future financial performance, the timing of the closing of the proposed transaction, and the ability to successfully integrate the combined businesses. Such statements are often characterized by the use of qualified words (and their derivatives) such as "may," "will," "anticipate," "could," "should," "would," "believe," "contemplate," "expect," "estimate," "continue," "plan," "project," "predict," "potential," "assume," "forecast," "target," "budget," "outlook," "trend," "guidance," "objective," "goal," "strategy," "opportunity," and "intend," as well as words of similar meaning or other statements concerning opinions or judgment of Strive, Semler Scientific or their respective management about future events. Forward-looking statements are based on assumptions as of the time they are made and are subject to risks, uncertainties and other factors that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions, include, among others, the following:

•	the occurrence of any event, change or other circumstances that could give rise to the right of one or both of Strive and Semler Scientific to terminate the merger agreement between Strive and Semler Scientific;

•	the possibility that the proposed transaction does not close when expected or at all because the conditions to closing are not received or satisfied on a timely basis or at all;

•	the outcome of any legal proceedings that may be instituted against Strive or Semler Scientific or the combined company;

•	the possibility that the anticipated benefits of the proposed transaction, including anticipated cost savings and strategic gains, are not realized when expected or at all, including as a result of changes in, or problems arising from, implementation of Bitcoin treasury strategies and risks associated with Bitcoin and other digital assets, general economic and market conditions, interest and exchange rates, monetary policy, and laws and regulations and their enforcement;

•	the possibility that the integration of the two companies may be more difficult, time-consuming or costly than expected;

•	the possibility that the proposed transaction may be more expensive or take longer to complete than anticipated, including as a result of unexpected factors or events;

•	the diversion of management's attention from ongoing business operations and opportunities;

•	dilution caused by Strive's issuance of additional shares of its Class A common stock in connection with the proposed transaction;

•	potential adverse reactions of Strive’s or Semler Scientific’s customers or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction;

•	changes in Strive’s or Semler Scientific’s share price before closing;

•	other factors that may affect future results of Strive, Semler Scientific or the combined company.

These factors are not necessarily all of the factors that could cause Strive’s, Semler Scientific’s or the combined company's actual results, performance or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other factors, including unknown or unpredictable factors, also could harm Strive, Semler Scientific or the combined company's results.

Although each of Strive and Semler Scientific believes that its expectations with respect to forward-looking statements are based upon reasonable assumptions within the bounds of its existing knowledge of its business and operations, there can be no assurance that actual results of Strive or Semler Scientific will not differ materially from any projected future results expressed or implied by such forward-looking statements. Additional factors that could cause results to differ materially from those described above can be found in Strive’s current report on Form 8-K filed with the Securities and Exchange Commission (the SEC) on September 12, 2025 (including the documents incorporated by reference therein), Semler Scientific’s most recent annual report on Form 10-K for the fiscal year ended December 31, 2024 and quarterly reports on Form 10-Q, and other documents subsequently filed by Strive and Semler Scientific with the SEC. The actual results anticipated may not be realized or, even if substantially realized, they may not have the expected consequences to or effects on Strive, Semler Scientific or their respective businesses or operations. Investors are cautioned not to rely too heavily on any such forward-looking statements. Forward-looking statements speak only as of the date they are made and Strive and Semler Scientific undertake no obligation to update or clarify these forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by applicable law.

Additional Information and Where to Find It

In connection with the proposed transaction, Strive intends to file with the SEC a Registration Statement on Form S-4 (the "Registration Statement") to register the Class A common stock to be issued by Strive in connection with the proposed transaction and that will include an information statement of Strive, proxy statement of Semler Scientific and a prospectus of Strive (the "Information Statement/Proxy Statement/Prospectus"), and each of Strive and Semler Scientific may file with the SEC other relevant documents concerning the proposed transaction. A definitive Information Statement/Proxy Statement/Prospectus will be sent to the stockholders of Semler Scientific to seek their approval of the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND STOCKHOLDERS OF SEMLER SCIENTIFIC ARE URGED TO READ THE REGISTRATION STATEMENT AND INFORMATION STATEMENT/PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT STRIVE, SEMLER SCIENTIFIC AND THE PROPOSED TRANSACTION AND RELATED MATTERS.

A copy of the Registration Statement, Information Statement/Proxy Statement/Prospectus, as well as other filings containing information about Strive and Semler Scientific, may be obtained, free of charge, at the SEC's website (http://www.sec.gov). You will also be able to obtain these documents, when they are filed, free of charge, from Strive by accessing Strive's website at https://investors.strive.com/. Copies of the Registration Statement, the Information Statement/Proxy Statement/Prospectus and the filings with the SEC that will be incorporated by reference therein can also be obtained, without charge, by directing a request to Strive's Investor Relations department at 200 Crescent Court, Suite 1400, Dallas, Texas 75201 or by calling (855) 427-7360 or by submitting an inquiry at https://investors.strive.com/ir-resources/contact-ir. Copies of the documents filed with the SEC by Semler Scientific will be available free of charge on Semler Scientific’s website at https://ir.semlerscientific.com/. The information on Strive’s or Semler Scientific’s respective websites is not, and shall not be deemed to be, a part of this communication or incorporated into other filings either company makes with the SEC.

Participants in the Solicitation

Strive, Semler Scientific and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Semler Scientific in connection with the proposed transaction. Information about the interests of the directors and executive officers of Strive and Semler Scientific and other persons who may be deemed to be participants in the solicitation of stockholders of Semler Scientific in connection with the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Information Statement/Proxy Statement/Prospectus related to the proposed transaction, which will be filed with the SEC. Information about the directors and executive officers of Semler Scientific, their ownership of Semler Scientific common stock, and Semler Scientific’s transactions with related persons is set forth in the section entitled "INFORMATION REGARDING OUR BOARD OF DIRECTORS AND CORPORATE GOVERNANCE," "EXECUTIVE OFFICERS," "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT," “DIRECTOR COMPENSATION,” and "TRANSACTIONS WITH RELATED PERSONS" included in Semler Scientific’s definitive proxy statement in connection with its 2025 Annual Meeting of Stockholders, as filed with the SEC on July 17, 2025. Additional information regarding ownership of Semler Scientific’s securities by its directors and executive officers is included in such persons’ SEC filings on Forms 3 or 4, which are available at https://www.sec.gov/cgi-bin/own-disp?action=getissuer&CIK=0001554859. Information about the directors and executive officers of Strive is contained in Strive’s Current Report on Form 8-K filed with the SEC on September 15, 2025, Strive's Current Report on Form 8-K filed with the SEC on September 12, 2025 and under “Meet the Leadership Team” accessed through the “About Us” link on Strive’s website at https://strive.com/team. Additional information regarding ownership of Strive’s securities by its directors and executive officers is included in such persons’ SEC filings on Forms 3 or 4 which are available at https://www.sec.gov/cgi-bin/own-disp?action=getissuer&CIK=1920406. These documents and the other SEC filings described in this paragraph may be obtained free of charge as described above under the heading “Additional Information and Where to Find It.”

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or pursuant to an exemption from, or in a transaction not subject to, such registration requirements.